# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOW LABS, INC., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001140319

## Reporting persons
- Ronald P. Erickson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,492,092; shared voting power 0; sole dispositive power 1,492,092; shared dispositive power 0; aggregate amount beneficially owned 1,492,092 (19.99% of the class)
  Comment: * As more fully described in Item 4, this does not include certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Type of reporting person is FI

## Item 1. Issuer
Name of issuer: KNOW LABS, INC.
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610 Seattle WA 98104

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership, an entity which is affiliated with and controlled by Mr. Erickson (collectively the "Reporting Persons") with respect to the Shares of the above-named issuer owned by Mr. Erikson, and J3E2A2Z LP, a Washington limited partnership. Such owned Shares may include other instruments exercisable for or convertible into shares of common stock. Mr. Erickson is owns a controlling interest in J3E2A2Z LP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: Ronald P. Erickson - c/o Know Labs, Inc., 619 Western Avenue, Suite 610, Seattle, Washington
Citizenship: Ronald P. Erickson - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Erickson may be deemed to beneficially own 1,492,092 shares of Common Stock.
Percent of class:
The number of Shares that Mr. Erickson may be deemed to beneficially own constitutes 19.99% of the shares outstanding.(1)

(1) Based upon 7,497,948 shares of common stock issued and outstanding as of June 12, 2025. Additionally, the reporting person's ownership is subject to a 19.99% beneficial ownership limitation ("Beneficial Ownership Blocker"). Mr. Erickson's direct and indirect ownership consists of: (i) 137,202 shares of Common Stock; (ii)16,916 of the shares of Series H Preferred Stock held by J3E2A2Z LP, convertible into 3,534,525 shares of Common Stock; (iii) deemed dividends accrued and unpaid on the Series H Preferred Stock of 0; (v) 97,367 warrants to purchase common share. On June 2, 2025, the Issuer entered into a Promissory Note Conversion Agreement (the "Conversion Agreement") with J3E2A2Z LP for the conversion of $1,184,066 in aggregate principal ("J3E2A2Z Debt Amount") owed to J3E2A2Z pursuant to the two outstanding Convertible Redeemable Promissory Notes, each dated January 31, 2018 ("Converted Notes") into 16,916 shares of Series H Preferred Stock. The Series H Preferred Stock designation contains substantially similar terms as the Converted Notes.
Sole power to vote or to direct the vote: Mr. Erickson - 19.99%
Shared power to vote or to direct the vote: Mr. Erickson - 19.99% shares
Sole power to dispose or to direct the disposition: Mr. Erickson - 19.99% shares
Shared power to dispose or to direct the disposition: Mr. Erickson - 19.99% shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ronald P. Erickson: /s/ Ronald P. Erickson, Ronald P. Erickson (06/20/2025)
- Ronald P. Erickson: /s/ Ronald P. Erickson, Ronald P. Erickson, Manager (06/20/2025)
- Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership: /s/ Ronald P. Erickson, Ronald P. Erickson (06/20/2025)
- Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership: /s/ Ronald P. Erickson, Ronald P. Erickson, Manager (06/20/2025)